UNITED STATES
                                        SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C.  20549

                                                    FORM 12b-25

                                            NOTIFICATION OF LATE FILING

(Check One):             [X] Form 10-K      [ ] Form 11-K        [ ] Form 20-F
                         [ ] Form 10-Q      [ ] Form N-SAR

                                          For Period Ended March 31, 1998

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART 1 - REGISTRANT INFORMATION

 Las Vegas Airlines, Inc.
Full Name of Registrant

 24901 Dana Point Harbor Drive, Suite 200
Address of Principal Executive Officer (Street and Number)

 Dana Point, CA  92629
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

if the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report or semi-annual report/portion thereof will be filed on or
[X] before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof, could not be filed within the prescribed time period.



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          The  registrant   received   financial   statements  of  its  acquired
subsidiary yesterday and wishes to have time to include proforma financials in the filing.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notifications:

          Jehu Hand                 (949)           489-2400
          (Name)                             (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 of Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                  [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  [ ] Yes  [X] No

          If  so,  attach  an  explanation  of  the  anticipated   change,  both
          narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                             Las Vegas Airlines, Inc.
                                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 1998                                By:
                                                      Jehu Hand, President




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